Filed pursuant to Rule 433

Registration Statement No. 333-202465

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated May 13, 2015

$1,000,000,000

5.375% Fixed-to-Floating Rate Junior Subordinated Notes due 2045

Issuer:	Prudential Financial, Inc.

Securities:	5.375% Fixed-to-Floating Rate Junior Subordinated Notes due 2045

Principal Amount:	$1,000,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	May 15, 2045

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	5.375%, accruing from and including May 18, 2015 to but excluding May 15, 2025, payable semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2015 and ending May 15, 2025.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 3.031%, accruing from and including May 15, 2025, payable quarterly in arrears on each February 15, May 15, August 15 and November 15, beginning on August 15, 2025.

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after May 15, 2025 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to May 15, 2025, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or rating agency event, the greater of (a) 100% of the principal amount of the notes being redeemed or (b) the present value of a principal payment on May 15, 2025 and scheduled payments of interest that would have accrued from the redemption date to May 15, 2025 on the notes being redeemed (excluding any accrued and unpaid interest for the period prior to the redemption date), discounted to the redemption date on a semi-annual basis at a discount rate equal to the treasury rate plus 50 basis points, in each case, plus any accrued and unpaid interest to but excluding the redemption date or (ii) in the case of a regulatory capital event, 100% of the principal amount of the notes being redeemed plus any accrued and unpaid interest to but excluding the redemption date.

Offering Price:	100.000%

Proceeds (after underwriting discount and before expenses) to the Issuer:	$990,000,000 (99.000% of principal amount)

Pricing Date:	May 13, 2015

Settlement Date:	May 18, 2015 (T+3)

CUSIP/ISIN:	744320 AV4/US744320AV41

Anticipated Security Ratings:	Moody’s Investors Service: Baa2 Standard & Poor’s: BBB+ Fitch: BBB–

The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. In March 2015, Standard & Poor’s Ratings Services (“S&P”) indicated that Prudential Financial, Inc.’s ratings and the ratings of other companies in the life insurance industry are “under criteria observation,” indicating that the ratings could be affected by S&P’s newly-published criteria for the treatment of U.S. life insurance reserves and reserve financing transactions.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC HSBC Securities (USA) Inc. Mizuho Securities USA Inc.

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Natixis Securities Americas LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers	CastleOak Securities, L.P. Drexel Hamilton, LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. Siebert Brandford Shank & Co., L.L.C. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-800-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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